UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VanceInfo Technologies Inc.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)
G9319E 109
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Chris Shuning Chen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

The People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		85,000 ordinary shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,000 ordinary shares

WITH:	8	SHARED DISPOSITIVE POWER

3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,915,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.7%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 685,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Button Software Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,830,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS TAIRON INVESTMENT LIMITED

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,830,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Altivo Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Bahamas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,830,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS ALTIVO TRUST

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,830,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

CUSIP No.	G9319E 109

1	NAMES OF REPORTING PERSONS Credit Suisse Trust Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,830,420 ordinary shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		3,830,420 ordinary shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,830,420 ordinary shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
*based on the 39,888,092 ordinary shares outstanding as of December 31, 2009 and options to purchase a total of 600,000 ordinary shares issuable upon the exercise of options once vested.

ITEM 1(a).	NAME OF ISSUER:
VanceInfo Technologies Inc. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:
3/F, Building 8, Zhongguancun Software Park,
Haidian District, Beijing 100193,
People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:
Chris Shuning Chen
Button Software Ltd.
TAIRON INVESTMENT LIMITED
Altivo Investments Limited
ALTIVO TRUST
Credit Suisse Trust Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:
Chris Shuning Chen:
3/F, Building 8, Zhongguancun Software Park,
Haidian District, Beijing 100193,
People’s Republic of China
Button Software Ltd.:
OMC Chambers, P.O. Box 3152,
Road Town, Tortola,
British Virgin Islands
TAIRON INVESTMENT LIMITED:
Room 502, No. 6 Unit, No. 9 Building, No. 2 Area,
6 North DongShiHuan Road, Chao Yang District,
100011, Beijing, PRC
Altivo Investments Limited:
The Bahamas Financial Centre,
Shirley & Charlotte Streets, P.O. Box N-3023,
Nassau, Bahamas
ALTIVO TRUST:
c/o Credit Suisse Trust Limited,
1 Raffles Link #05-02 Singapore 039393
Credit Suisse Trust Limited:
1 Raffles Link #05-02, Singapore 039393

ITEM 2(c).	CITIZENSHIP:
Mr. Chen — the People’s Republic of China
Button Software Ltd. and TAIRON INVESTMENT LIMITED — British Virgin Islands
Altivo Investments Limited — Bahamas
ALTIVO TRUST and Credit Suisse Trust Limited — Singapore

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:
G9319E 109

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
The following information with respect to the ownership of the Ordinary Shares of the issuer by the Reporting Person is provided as of December 31, 2009:

				Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote	vote or	dispose or to	to dispose or to
	beneficially	Percent	or direct	to direct	direct the	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
Chris Shuning Chen	3,915,420	9.7%	85,000	3,830,420	85,000	3,830,420
Button Software Ltd.	3,830,420	9.5%	0	3,830,420	0	3,830,420
TAIRON INVESTMENT LIMITED	3,830,420	9.5%	0	3,830,420	0	3,830,420
Altivo Investments Limited	3,830,420	9.5%	0	3,830,420	0	3,830,420
ALTIVO TRUST	3,830,420	9.5%	0	3,830,420	0	3,830,420
Credit Suisse Trust Limited	3,830,420	9.5%	0	3,830,420	0	3,830,420
Mr. Chen may be deemed to be the beneficial owner of 85,000 ordinary shares of the Issuer issuable upon the exercise of the options held by him.

Button Software Ltd., of which Mr. Chen is the sole director, holds 2,630,420 ordinary shares of the Issuer and is the beneficial owner of 600,000 American Depositary Shares, each representing one ordinary share of the Issuer. TAIRON INVESTMENT LIMITED, of which Mr. Chen is the sole director, may be deemed to be the beneficial owner of 600,000 ordinary shares of the Issuer issuable upon the exercise of the options held by it. Button Software Ltd. and TAIRON INVESTMENT LIMITED are 100% owned by Altivo Investments Limited, which in turn is wholly owned by ALTIVO TRUST, of which Credit Suisse Trust Limited acts as the trustee. Mr. Chen, Button Software Ltd., TAIRON INVESTMENT LIMITED, Altivo Investments Limited, ALTIVO TRUST and Credit Suisse Trust Limited may be deemed to be a group for the ordinary shares as defined in Rule 13d-5(b) under the Securities Exchange Act of 1934, and each member of such group may be deemed to beneficially own the ordinary shares beneficially owned by the other members constituting such group.
Credit Suisse Trust Limited disclaims beneficial ownership of the ordinary shares. The filing of this Schedule 13G should not be deemed an admission that Credit Suisse Trust Limited is the beneficial owner of such ordinary shares for any purpose.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
Not applicable

ITEM 10.	CERTIFICATION:
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2010

Chris Shuning Chen	By:	/s/ Chris Shuning Chen
Chris Shuning Chen

Button Software Ltd.	By:	/s/ Chris Shuning Chen
		Name:	Chris Shuning Chen
		Title:	Director

TAIRON INVESTMENT LIMITED	By:	/s/ Chris Shuning Chen
		Name:	Chris Shuning Chen
		Title:	Director

Altivo Investments Limited	By:	/s/ Joni Sim and Peter Leppard
		Name:	Joni Sim, Peter Leppard Authorized Signatories For and on behalf of Bukit Merah Limited
		Title:	Corporate Director

Credit Suisse Trust Limited	Credit Suisse Trust Limited in its capacity of Trustee of The Altivo Trust
	By:	/s/ Joni Sim and Peter Leppard
		Name:	Joni Sim, Peter Leppard
		Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement